Filed Pursuant to Rule 433

Dated October 6, 2014

Registration Statement No. 333-178577-01

WISCONSIN POWER AND LIGHT COMPANY

Final Term Sheet

Dated October 6, 2014

Issuer:	Wisconsin Power and Light Company (the “Company”)

Size:	$250,000,000

Security Type:	Debentures

Maturity Date:	October 15, 2044

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2015

Coupon:	4.10%

Price to Public:	99.914%

Yield to Maturity:	4.105%

Benchmark Treasury:	3.375% due May 15, 2044

Benchmark Treasury Yield:	3.125%

Spread to Benchmark Treasury:	+ 98 bps

Optional Redemption – Reinvestment Rate:	Make-whole call at T + 15 bps

Optional Redemption at Par:	On or after April 15, 2044

Trade Date:	October 6, 2014

Settlement Date:	October 14, 2014 (T+5)

CUSIP:	976826BK2

ISIN:	US976826BK24

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc.

Co-Managers:	Comerica Securities, Inc. KeyBanc Capital Markets Inc. Mischler Financial Group, Inc.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents from J.P. Morgan Securities LLC by calling (212) 834-4533 (collect), from Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling 1-800-294-1322 or from Mizuho Securities USA Inc. by calling (866) 271-7403.